CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN REDACTED BECAUSE IT IS BOTH NOT MATERIAL AND WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

ADMINISTRATIVE SERVICES AGREEMENT

THIS ADMINISTRATIVE SERVICES AGREEMENT (the “Agreement”) is made by and between Nationwide Life Insurance Company, an Ohio-domiciled stock life insurance company (“Nationwide”) and Security Benefit Life Insurance Company, a Kansas-domiciled stock life insurance company (“Security Benefit”) as of the 1st day of July, 2000.

WHEREAS, Nationwide has issued certain annuity contracts as part of the NEA Valuebuilder Annuity program (the “Contracts”); and

WHEREAS, Nationwide and Security Benefit have entered into an agreement (the “Reinsurance Agreement”) providing for the ceding of the Contracts to Security Benefit on an indemnity basis; and

WHEREAS, Nationwide has agreed to issue New Contracts to the Persons identified, and on the terms specified, by Security Benefit until such time as Security Benefit obtains approval in the fifty states for the issuance and sale of its own NEA Valuebuilder contracts; and

WHEREAS, the parties hereto deem it advisable for Nationwide to provide certain administrative and support services with respect to the Contracts from the Effective Date of the Reinsurance Agreement until the Service Transfer Date, which is expected to be not later than December 31, 2001; and

WHEREAS, the parties hereto desire to set forth their respective rights and responsibilities during the period between the Effective Date and the Service Transfer Date (the “Transition Period”) and to set forth target dates to transfer various service obligations to Security Benefit; and

WHEREAS, the parties hereto desire to set forth their respective rights and responsibilities during the period on and after the Service Transfer Date while this Agreement is in force;

NOW, THEREFORE, in consideration of the mutual and several promises and undertakings herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Nationwide and Security Benefit agree as follows:

ARTICLE 1

DEFINITIONS

1.1.	Defined Terms. Defined terms used herein and not otherwise defined are as defined in the Reinsurance Agreement.

1.2.

Selling Agreements. “Selling Agreements” shall mean (a) any written contract and commission schedules thereto, as amended, and (b) any and all promotional programs offered by Nationwide or its Affiliates as routinely administered by Nationwide or its Affiliates, pursuant to which Nationwide or its Affiliates marketed and sold the Contracts.

ARTICLE 2

CONTRACT ADMINISTRATION

2.1

Servicing. During the Transition Period, Nationwide agrees to provide the administrative services in respect of the Contracts in the manner described in this Agreement. On and after the Service Transfer Date, while this Agreement is in force, Security Benefit agrees to provide the administrative services in respect of the Contracts.

2.2

Fees. In consideration of Nationwide’s performance of certain administrative services in respect of the Contracts during the Transition Period, Nationwide shall be compensated by Security Benefit on the basis and in the manner set forth in Schedule 1 hereto.

2.3

Servicing Obligations. Subject to the gradual assumption by Security Benefit of different administrative services during the Transition Period, Nationwide agrees to provide all administrative services in respect of the Contracts during the Transition Period. It is understood and agreed that from the date after a particular task is transitioned to Security Benefit, Nationwide will have no further responsibility for such task, except as otherwise specified herein. The administrative services to be provided by Nationwide in respect of the Contracts shall include, but not be limited to, the following.

(a)

Preparing and filing with the SEC all updates and amendments to the registration statements, prospectuses, statements of additional information for the Contracts, and all periodic reports required to be sent to Contract Owners; provided that after the Service Transfer Date, Security Benefit shall prepare and file such documents with the assistance and cooperation of, and subject to review by, Nationwide;

(b)

Collecting purchase payments and other amounts due under the Contracts. During the term of this Agreement, each party agrees that it will accept payments from the other party as common remitter on terms mutually agreed to by the parties;

(c)

Providing usual and customary services for Contract Owners, including, without limitation, annuitizing Contracts in accordance with their terms and the elections of Contract Owners, confirming transactions, handling policy loans and policy loan requests, providing information concerning the Contracts and handling surrenders, partial withdrawals, reinstatements, cancellations and conversions or other changes provided for under the Contracts;

(d)

Sending confirmations and statements of account to customers with a copy to each of the active representatives of record (suppressing the representative copy if there is an inactive representative of record) and providing access to such confirmations and statements of account via the Nationwide web site;

(e)

Processing new business using a team of representatives primarily dedicated to NEA Valuebuilder customer service. The dedicated team shall consist of sufficient dedicated resources to service accounts at the service level standards set forth in Schedule 2. Nationwide shall promptly notify Security Benefit of the identity of team representatives and of any changes in representatives. During the Transition Period, Nationwide shall provide Security Benefit a daily report of any money received without an application or instructions and other applications received that are not in good order;

(0

Handling Contract Owner tax reporting, collection and depositing in connection with the Contracts, including, without limitation, the preparation of all Form 1099s and compliance with any and all withholding requirements of the tax laws in connection with payments of benefits and any other amounts due under the Contracts. Security Benefit shall indemnify and hold Nationwide harmless from all costs incurred or penalties assessed that are directly caused by erroneous information provided Nationwide by Security Benefit, its Affiliates or agents. Nationwide shall indemnify and hold Security Benefit harmless from all costs incurred or penalties assessed that are directly caused by erroneous information provided Security Benefit by Nationwide, its Affiliates or agents;

(g)

Handling all matters related to the payment of claims on the Contracts, including, without limitation, receipt, processing, and timely payment of death benefits, surrenders and all other claims under the Contracts, subject, however, to Nationwide’s obligation to handle all such matters related to claims for which Nationwide has agreed to indemnify Security Benefit pursuant to the terms of the Reinsurance Agreement;

(h)

Maintaining all files necessary or appropriate for administration of the Contracts, including, ‘without limitation, system files, contract administration files, financial data, agent and commission files and claims files, all as the parties may from time to time agree;

(i)

Calculating and paying all commissions to agents or brokers entitled thereto (net of any applicable recoupment of debt related to the Contracts from such commissions), if any, and complying with any and all withholding requirements of the tax laws in connection therewith; provided that Security Benefit will use its best efforts to assume responsibility for this administrative service by January 1, 2001;

(j)

During the term of this Agreement, processing agent licensing and appointment renewals if and as required in connection with the payment of compensation under the Selling Agreements and in connection with the appointment of qualified agents of Security Benefit and qualified agents of third-party broker/dealers in accordance with Section 2.4 of the Reinsurance Agreement;

(k)

Processing changes to the representative of record on Contracts, subject to the following requirements: (i) any representative changes will be made only with Security Benefit’s prior approval, (ii) changes will be made within five business days of receipt of Security Benefit’s approval of such change, (iii) processing of all such approved changes for which approval is received at least five business days before the calendar quarter end will be processed by that calendar quarter end, and (iv) beginning August 1, 2000, Nationwide will no longer process any change to a representative who is not authorized to service the NEA Valuebuilder program;

(L)	Handling all regulatory compliance matters, excluding suitability determinations, in connection with the Contracts;

(rn) Filing	Rule 24f-2 notices and paying any registration fees for the Contracts;

(n)

Maintaining a call center, staffed during normal business hours by a team of representatives primarily dedicated to NEA Valuebuilder customer service, for servicing registered representatives and Contract Owners in accordance with the standards set forth in Schedule 2 (“Call Center Standards”). The dedicated team shall consist of sufficient dedicated resources to service accounts at the service level standards set forth in Schedule 2. Nationwide shall promptly notify Security Benefit of the identity of team representatives and of any changes in representatives;

(o)	Processing new and in-force business in accordance with the standards set forth in Schedule 2 (“Business Processing Standards”);

(p)	Providing registered representatives and Contract owners with access to the Nationwide Website and Voice Response Unit in accordance with the standards set forth in Schedule 2;

(q)	Providing Security Benefit with company level security clearance to the Nationwide Web site to enable Security Benefit to view all Contract owner account information;

(r)	Mailing and printing prospectuses for the Contracts and underlying mutual funds and series thereof, periodic reports, annual statements and other documents as required by applicable law;

(s)

Preparation of quarterly and annual financial statement data, where applicable, for inclusion in Security Benefit’s statutory financial statements and delivery of such data in a form usable by Security Benefit within twenty (20) calendar days of the end of each quarter or year; and

(t)	During the term of this Agreement, determining accumulation unit values for the Separate Accounts.

2.4

Servicing Obligations of Security Benefit. On and after the Service Transfer Date, Security Benefit agrees to provide, in addition to those administrative services set forth in Section 2.3, the administrative services in respect of the Contracts. Such services shall include, but not be limited to, the following.

(a)

Preparation of quarterly and annual financial statement data, where applicable, for inclusion in Nationwide’s statutory financial statements and delivery of such data in a form usable by Nationwide within twenty (20) calendar days of the end of each quarter or year;

(b)

At the written direction of Nationwide, making any rate and form filings required by regulatory authorities in connection with any changes in Nationwide’s contract forms, the issuance of exchange Contracts or otherwise, and using best efforts to obtain necessary regulatory approvals therefor;

(c)	Subject to the terms and conditions of the Reinsurance Agreement, implementing any changes to the non-guaranteed provisions of the Contracts;

(d)	Subject to the terms and provisions of Section 2.11, handling all regulatory compliance matters in connection with the Contracts; and

(e)

Timely remittance to Nationwide of all the information regarding the business ceded hereunder, that Nationwide has informed Security Benefit is reasonably required to comply with applicable state and federal regulatory requirements.

2.5.

Level of Performance. The administrative services provided by Nationwide pursuant to this Agreement shall comply with the level of performance that is prevalent in the industry for an administrator of variable annuity contracts similar to the Contracts. Nationwide agrees to adhere to any written guidelines and procedures regarding administration of the Contracts as may be agreed by the parties from time to time and specifically agrees to the service level standards set forth in Schedule 2.

2.6.

Gain/Loss. During the Transition Period, if Nationwide fails to perform administrative services, including processing purchase payments and withdrawals, in a timely manner as required under applicable federal regulatory requirements, Nationwide agrees that it shall make whole the Contract Owner for any material loss arising from the processing of such transaction; provided that such processing delay does not arise from an exception requested by Security Benefit or any act or omission on the part of Security Benefit. Exceptions to normal processing will be granted as mutually agreed by the parties, and Security Benefit will bear the expense of any exception requested by it. Any disputes among the parties arising from Section 2.5 or 2.6 of this Agreement may be submitted to arbitration in accordance with the provisions of Section 10.2 of the Reinsurance Agreement. Arbitration pursuant to such Section 10.2 shall be a condition precedent to any right of action in any court with respect to disputes arising from Section 2.5 or 2.6 of this Agreement.

2.7.

Pricing Errors. During the term of this Agreement, Nationwide shall report to Security Benefit immediately upon discovery any material errors in the calculation of accumulation unit values. An error shall be deemed “material” based onNationwide’s good faith interpretation of the SEC’s position and policy with regard to materiality, as it may be modified from time to time. Nationwide shall not be liable for any error, which is based on incorrect information supplied by or on behalf of Security Benefit. If Nationwide provides Security Benefit with a materially incorrect accumulation unit value, Nationwide shall during the term of this Agreement make a payment to Security Benefit sufficient to make whole the Contract Owner or the underlying mutual fund or series thereof, based upon the correct value per accumulation unit, or in the alternative shall make such adjustments to Contract Owner accounts or the underlying fund or series.

2.8.

Transition of Service Obligations. Nationwide and Security Benefit agree to use their best efforts to transfer the administrative services set forth in Section 2.3 from Nationwide to Security Benefit by the target dates specified in Schedule 3 and by no later than the latest transition dates set forth therein. The parties represent that they will devote sufficient, trained personnel to the task of transferring the specified administrative services by the target dates. In connection with the transfer of the various services to Security Benefit it may be necessary for the parties to have personnel at the other party’s offices. The parties agree, at their own expense, to provide such personnel for training at the other party’s offices if so requested. Dates for training and the length of time for training will be agreed to in advance by both parties. During the term of this Agreement, Nationwide will provide reasonable assistance to Security Benefit in researching and resolving customer service issues.

2.9.

Hold-Harmless Agreements. During the Transition Period, Security Benefit may seek to have the Contracts approved for sale in new schools and/or school districts. To the extent that such schools or school districts require that “hold harmless” agreements be signed, Security Benefit agrees to provide them to Nationwide for its review and written approval. In the event that Nationwide objects to the terms of any such hold harmless agreement, Security Benefit and Nationwide agree to negotiate in good faith to resolve those objections.

2.10.

Compliance with Law. During the Transition Period, Nationwide shall be responsible for assuring that the Contracts are at all times administered in compliance with all applicable laws and regulations. On and after the Service Transfer Date, Security Benefit shall be responsible for assuring that the Contracts are at all times administered in compliance with all applicable laws and regulations.

2.11.

Regulatory Matters. If Nationwide or Security Benefit receive notice of, or otherwise become aware of any regulatory inquiry, investigation or proceeding, relating to the Contracts, Nationwide or Security Benefit, as applicable, shall promptly notify the other party thereof, whereupon the parties shall cooperate in good faith to resolve such matter in a mutually satisfactory mariner; provided, however, that if the parties are unable to reach agreement on the manner in which such a matter is to be resolved, the matter shall be resolved in the manner determined by Nationwide, subject to the right of Security Benefit to arbitrate any dispute under the terms of the Reinsurance Agreement. Nothing in this Section 2.10 shall be construed to give either party the authority to bind the other party to any regulatory fine, penalty or other sanction against such other party.

2.12.

Transmittal of Notices by Nationwide. On and after the Closing Date of the Reinsurance Agreement, Nationwide shall (a) promptly forward to Security Benefit (i) copies of all written inquiries or complaints regarding the Contracts received from state insurance regulators, and (ii) copies of all suits and actions involving the Contracts for which it receives service of process, and (b) provide promptly to Security Benefit copies of all information in Nationwide’s possession or under its control which Security Benefit may request in connection with such inquiry, complaint, service of process or suit.

2.13.

Transmittal of Notices by Security Benefit. On and after the Service Transfer Date, Security Benefit shall (a) promptly forward to Nationwide (i) copies of all written inquiries or complaints regarding the Contracts received from state insurance regulators, and (ii) copies of all suits and actions involving the Contracts for which it receives service of process, and (b) provide promptly to Nationwide copies of all information in Security Benefit’s possession or under its control which Nationwide may request in connection with such inquiry, complaint, service of process or suit.

2.14.

Settlement and Defense of Claims. Security Benefit shall defend, at its own expense and in the name of Nationwide when necessary, any action brought against it on any Contract on and after the Closing Date of the Reinsurance Agreement if the cause of such action arose on or after the Closing Date. Nationwide shall defend, at its own expense and in the name of Security Benefit when necessary, any action brought against it on any Contract if the cause of such action arose prior to the Closing Date of the Reinsurance Agreement. Each party may make recommendations to the other concerning negotiation or litigation strategy and settlement plans. Each party agrees that it will consider such recommendations in good faith, but that the other party shall not be bound by such recommendations. Security Benefit or Nationwide, as the case may be, shall have the right, at its own expense, to engage its own separate legal representation and to fully participate in the defense of any litigation in which it is named as a party.

2.15.

Premium Taxes. After the end of each calendar year falling within the term of this Agreement, Nationwide shall provide Security Benefit with an accounting of its actual premium tax liability with respect to the Contracts. The first such calendar year shall begin as of the Effective Date and will close December 31, 2000. If the accounting reflects a balance due Nationwide, Security Benefit shall pay such balance in cash to Nationwide within five (5) business days of receiving the accounting.

ARTICLE 3

MARKETING ADMINISTRATION

3.1.

Assignment and Assumption of Selling Agreements. Effective on the Closing Date, Nationwide hereby assigns, and Security Benefit hereby accepts and assumes, all of Nationwide’s rights and liabilities under the Selling Agreements relating to the Contracts, regardless of when such rights or obligations arose or might arise, including, but not limited to, the continued obligation to pay any and all compensation due or to become due to agents in connection with the sale, renewal and servicing of the Contracts, but shall expressly not include any Excluded

Liabilities or any compensation that was earned by agents prior to the Effective Date. Schedule 4 hereto identifies all Selling Agreements relating to the Contracts that are outstanding as of the date hereof, copies of all of which Nationwide has provided Security Benefit. Nationwide agrees to assist Security Benefit in amending such Selling Agreements. Nationwide represents, warrants and covenants that Schedule 4 represents a complete list of all Selling Agreements relating to the Contracts that are outstanding as of the date hereof and that copies of all such Selling Agreements have been provided to Security Benefit.

3.2.

Confidentiality. At all times throughout the term of this Agreement, and following any termination or expiration of this Agreement, each party and all of its respective Affiliates, and each officer, director, shareholder, employee or agent thereof, shall maintain the confidentiality of (i) this Agreement, (ii) the transactions and other matters contemplated herein, (iii) any proprietary or other information provided by one party to the other party to facilitate the transactions contemplated herein, provided that this obligation of confidentiality shall not apply to: (i) disclosures required to be made to any regulatory bodies, administrative agencies or other governmental instrumentalities or disclosures deemed by such party to be desirable to disclose to any such entity; (ii) disclosures made to attorneys, accountants and other representatives in order to assist in the consummation of the transactions and other matters contemplated herein; (iii) disclosures otherwise required by applicable law; or (iv) disclosures to which the other party consents; provided further that, with respect to the immediately foregoing clauses (i) and (iii), any party that makes such a disclosure shall so notify the other party prior to or simultaneously with making such disclosure to the extent reasonably practicable; and provided further that, with respect to the foregoing clause (ii), a party shall make disclosures regarding this Agreement and the transactions contemplated herein only to such party’s attorneys, accountants and other third party representatives who agree to keep such information confidential in accordance with this Section.

Nationwide shall maintain the confidentiality of the names of all of Security Benefit’s selling representatives, including those selling representatives appointed by Nationwide under this Agreement or any agreement contemplated in Section 2.4 of the Reinsurance Agreement. Nationwide shall not use the names of the selling representatives for any purpose and will not contact any selling representative unless it has the prior written consent of Security Benefit or it has a pre-existing relationship with a selling representative. Nationwide acknowledges that a breach of confidentiality under this Section 3.2 will cause Security Benefit irreparable harm.

3.3.

Substitution of Underlying Funds. Nationwide agrees to take all actions reasonably necessary to facilitate the issuance and sale of the Contracts by Security Benefit, including without limitation assisting Security Benefit in matters relating to the substitution of new funding options to be available under the Contracts, including (i) obtaining SEC exemptive relief, (ii) adding new funding options to the Contracts, and (iii) assisting Security Benefit in creating an array of funding options in contracts issued by Security Benefit similar to the array available under the Current Contracts. Such assistance may include, to the extent necessary or appropriate, assigning, amending or terminating applicable fund participation agreements, introducing,

Security Benefit to Persons who currently provide funding options available under the Contracts, and cooperating in good faith to provide Security Benefit with any information reasonably requested by Security Benefit to assist in substituting, adding, or creating funding options to be available under the Contracts. Security Benefit shall pay Nationwide’s reasonable expenses incurred in connection with this Section 3.3.

3.4

Mailings to Contract Owners. During the Transition Period, Nationwide shall take all actions reasonably necessary to facilitate (i) the inclusion of marketing messages on Contract Owner statements of account, and (ii) the insertion of marketing materials created by Security Benefit in mailings of statements of accounts and other routine mailings to Contract Owners, schools and selling representatives. During the Transition Period, Nationwide agrees to obtain Security Benefit’s prior written approval of all written communications, including marketing messages on Contract Owner statements of account, sent to Contract Owners, schools and selling representatives.

ARTICLE 4

RECORDS

4.1.

Records. Prior to the Service Transfer Date, Nationwide shall deliver to Security Benefit all reports, records, underwriting files, claim files and information in any form relating to the Contracts as Security Benefit shall reasonably request. All such reports, records, and information together with all reports, records, files and information created and maintained by Security Benefit in the course of administering the Contracts are hereinafter referred to collectively as the “Records.” All right, title and interest in all Records shall be vested in Security Benefit on and after the Service Transfer Date, provided, however, that all right, title and interest in the Records shall automatically revert to Nationwide upon the effective date of any recapture of the Contracts pursuant to the terms of the Reinsurance Agreement. Except as otherwise provided herein, Security Benefit shall maintain possession and control of such Records during the remaining term of the Agreement; provided, however, that Nationwide: (a) shall maintain the Records for all Contracts issued prior to the Service Transfer Date in a manner consistent with regulatory and reporting requirements and good business practices, (b) shall provide Security Benefit access to, assistance with, and at Security Benefit’s expense, copies of, all such Records necessary to permit Security Benefit to respond to or comply with any requests for information by governmental authorities, insurance regulatory bodies, financial auditors or tax auditors or to defend lawsuits or for any other valid business purpose, and (c) shall retain all such Records until such time as Security Benefit gives written permission for their destruction or seven (7) years after the expiration of all Contract Liabilities, whichever is earlier; provided, however, that under no circumstances shall Nationwide destroy any Records that must be maintained pursuant to applicable law, rule or regulation. Security Benefit shall promptly return copies of all Records with regard to Contracts issued on and after the Service Transfer Date to Nationwide in the event that Nationwide recaptures the Contracts pursuant to the terms of the Reinsurance Agreement.

4.2.

Audits. Upon thirty (30) calendar days’ prior notice, each party shall have the right, at its own expense, to audit the Records maintained by the other party and all procedures relating to the Contracts.

4.3.

Mailing Lists. From time to time, Nationwide may request Security Benefit to supply it with a current list of the names and addresses of all Contract Owners, and Security Benefit shall provide Nationwide with such lists in a format usable by Nationwide and at no cost to Nationwide. Use of the mailing lists provided to Nationwide pursuant to this Section 4.3 shall be limited to mailings which Nationwide is required to make by contract or under law or regulation to Contract Owners of the Contracts.

ARTICLE 5

INDEMNIFICATION

5.1.

Indemnification by Nationwide. From and after the Effective Date, Nationwide shall reimburse Security Benefit for, and shall indemnify and hold Security Benefit harmless and defend Security Benefit from and against, all costs and expenses (including interest, penalties, reasonable attorneys’, accountants’ and actuaries’ fees, and any other costs and expenses incident to any suit, action or proceeding), damages, charges, losses, deficiencies, liabilities, obligations, claims and judgments (“Loss” or “Losses”) sustained or incurred by, or asserted against, Security Benefit which arise out of (a) any breach or nonfulfillment by Nationwide of, or any failure by Nationwide to perform, any of the covenants, terms or conditions of, or any of its duties or obligations under, this Agreement, (b) any material breach by Nationwide of any representation or warranty under this Agreement, and (c) any enforcement of this indemnity.

5.2.

Indemnification by Security Benefit. From and after the Effective Date, Security Benefit shall reimburse Nationwide for, and shall indemnify and hold Nationwide harmless and defend Nationwide from and against all costs and expenses (including interest, penalties, reasonable attorneys’, accountants’ and actuaries’ fees, and any other costs and expenses incident to any suit, action or proceeding), damages, charges, losses, deficiencies, liabilities, obligations, claims and judgments (“Loss” or “Losses”) sustained or incurred by, or asserted against, Nationwide which arise out of (a) any breach or nonfulfillment by Security Benefit of, or any failure by Security Benefit to perform, any of the covenants, terms or conditions of, or any of its duties or obligations under, this Agreement, (b) any material breach by Security of any representation or warranty under this Agreement, and (c) any enforcement of this indemnity.

ARTICLE 6

MISCELLANEOUS

6.1.

Term and Termination. This Agreement shall be effective from the date first above written, until termination of the Reinsurance Agreement. This Agreement shall automatically terminate in the event of termination of the Reinsurance Agreement.

6.2.

Effect of Termination. If this Agreement is terminated, the terms and conditions of the following Sections and Articles shall remain in full force and effect: Sections 2.11, 2.12, 2.13 and 3.2 and Articles 4 through 6 inclusive.

6.3.

Notices. Any and all notices and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given when (a) mailed by United States registered or certified mail, return receipt required, (b) mailed by overnight express mail, (c) sent by facsimile or telecopy machine, followed by confirmation mailed by first-class mail or overnight express mail, or (d) delivered in person to the parties at the following addresses:

If to Nationwide, to:

Nationwide Life Insurance Company

One Nationwide Plaza

Columbus, Ohio 43215-2220

Attention: General Counsel

Fax No.: (614) 249-2418

With a copy (which shall not constitute notice) to:

Nationwide Life Insurance Company

One Nationwide Plaza

Columbus, Ohio 43215-2220

Attention: Controller

Fax No.: (614) 677-6688

If to Security Benefit, to:

Security Benefit Life Insurance Company

700 SW Harrison Street

Topeka, KS 66636-0001

Attention: General Counsel

Fax No.: (785) 431-3080

With a copy (which shall not constitute notice) to:

Security Benefit Life Insurance Company

700 SW Harrison Street

Topeka, KS 66636-0001

Attention: Chief Financial Officer

Fax No.: (785) 431-3223

Either party may change the names or addresses where notice is to be given by providing notice to the other party of such change in accordance with this Section 6.3.

6.4.

Waivers and Amendments. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof. Such waiver must be in writing and must be executed by an executive officer of such party. A waiver on one occasion shall not be deemed to be a waiver of the same or any other term or condition on a future occasion. This Agreement may be modified or amended only by a writing duly executed by an executive officer of Nationwide and Security Benefit, respectively.

6.5.	Assignment. This Agreement shall not be assigned by either of the parties hereto without the prior written approval of the other party.

6.6.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Kansas, without regard to its conflicts of law doctrine.

6.7.

Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need to sign the same counterpart.

6.8.

Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law or if determined by a court of competent jurisdiction to be unenforceable, and if the rights or obligations of Nationwide or Security Benefit under this Agreement will not be materially and adversely affected thereby, such provision shall be fully severable, and this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

6.9.	Schedules and Paragraph Headings. Schedules attached hereto are made a part of this Agreement. Paragraph headings are provided for reference purposes only and are not made a part of this Agreement.

6.10.

Expense. Except as explicitly provided to the contrary herein, each party shall be solely responsible for all expenses it incurs in connection with this Agreement or in consummating the transactions contemplated hereby or performing the obligations imposed hereby, including, without limitation, the cost of its attorneys, accountants and other professional advisors. Security Benefit shall pay the state license appointment fees to appoint third party broker/dealers and their representatives involved in soliciting applications and premiums for the Contracts. Security Benefit shall also pay the resident and non-resident license fees for those states to which the representative has been assigned for sales of the Contracts.

6

I 1. Use of Name. Except as necessary to perform its obligations hereunder, neither party shall use the name, trademark, service mark, logo or identification of the other party without the other party’s prior written consent. Without limiting the generality thereof, except as contemplated with respect to New Contracts issued in accordance with the terms of the Reinsurance Agreement, from and after the Closing Date, Nationwide shall have no right to use the terms “NEA” or “Valuebuilder” or any variation thereof in connection with the marketing of Nationwide’s products and services, and Nationwide hereby assigns to Security Benefit any and all rights Nationwide may have to use those terms.

6.12.

Preservation of Business. During the five (5) year period beginning on the Closing Date and ending on the fifth anniversary thereof, neither Nationwide, its Affiliates nor their respective directors, officers, employees, agents, representatives, successors or assigns shall execute a targeted program to induce or cause, or attempt to induce or cause, directly or indirectly, Contract Owners to lapse, terminate, surrender, exchange or cancel their Contracts, or to cease or discontinue making purchase payments thereunder. During the five (5) year period beginning on the Closing Date and ending on the fifth anniversary thereof, Nationwide shall pay Security Benefit in the event of an exchange of any Current Contract for a retirement plan product issued by Nationwide or an Affiliate thereof. The amount of such payment is determined as set forth in Schedule 5.

NATIONWIDE LIFE INSURANCE COMPANY

/s/ Mark R. Thresher

Mark R. Thresher, Senior Vice President-Finance

SECURITY BENEFIT LIFJE INSURANCE COMPANY

/s/ Kris Robbins

Kris Robbins, President

Schedule 1— Service Fees

During the Transition Period, Security Benefit will pay service fees quarterly. Such fees will be paid within 15 days of each calendar quarter end. Fees for any partial quarter will be paid on a pro rata basis.

The service fees are as follows:

Service Fees Based upon Service Standards

A service fee will be paid based on the average of the monthly service standard assessments, as defined in Schedule 2, for the calendar quarter.

The fee will be based on the following formula:

[**]

Average Service Standard Assessment =	the average of the 3 monthly service standard assessments made during the quarter according to the service standards described in Schedule 2.

Average Account Values =	the average of the beginning of quarter Contract account values and the end of quarter Contract account values.

The maximum quarterly service fee based upon service standards will be [**] of the Average Account Values for the quarter. The minimum quarterly service fee based upon service standards will be [**] of the Average Account Values for the quarter in the event that the Average Service Standard Assessment is less than 85%.

Service Fees for Appointments, Terminations and License Renewals

During the term of this Agreement, Security Benefit will pay service fees for agent appointments and license renewals of third party broker/dealers and their representatives involved in soliciting applications and premiums for the Contracts and who are appointed with Nationwide at Security Benefit’s request. Such fees will be paid within 15 days of each calendar quarter end.

The service fees are as follows:

Service	Service Fee*
Agent Appointment	[**]
License Renewal	[**]
Agent Termination	[**]

*	The Service Fee will be paid only upon appointment and termination requests processed within two business days of receipt following the date of the good order receipt of such requests. The Service Fee for license (agent appointment) renewal is paid for each individual agent/agency contained on the state renewal listing and processed by the respective due date as set by the appropriate state Department of Insurance.

Schedule 2 — Service Level Standards

Call Center Standards

•	In-bound call answer speed — 80% within 20 seconds

•	In-bound call abandoned rate — 2%

•	Issue resolution — 90% responded to within 24 hours during business days, 100% responded to within 48 hours during business days. Will monitor percentage completed by promised date.

•	Availability — 24 hours a day, 7 days a week

Business Processing Standards

New Business

•	Application Processing — 100% of applications which contain all the necessary information to issue a Contract processed and Contract mailed within 3 days (4 days total)

•	Transfers (1035/90-24) — Follow-up with carrier being replaced every 15 days for first 90 days. Nationwide will provide a report to Security Benefit of transfers outstanding for 90 days or more.

•	Quality — At least 95% of transactions processed error free.

•	Staffing—2 1⁄2 full-time employees per 450 Contracts per month.

In-force Contracts

•	Financial Transactions — Executed on trade date

•	Quality — 95-99% of transactions processed error free

•	Non-financial Transactions — 3 days

•	Quality — 95-99% of transactions processed error free

In order to monitor compliance by Nationwide with the standards set forth under Call Center Standards and Business Processing Standards above, Nationwide agrees to provide Security Benefit with (1) the ability to monitor calls in the Call Center through on-site evaluation and review of tapes, (2) access to reports which Nationwide utilizes for quality control purposes, and (3) on-site visits to monitor the quality control process as mutually agreed upon by the parties. Each of the foregoing shall be provided as soon as reasonably possible.

Nationwide Systems Availability

•	Voice response unit — Available 24 hours per day, 7 days per week (events out of Nationwide’s reasonable control excepted)

•	Website—Available 24 hours per day, 7 days per week (excepting events out of Nationwide’s reasonable control and routine maintenance for which advance notice is provided)

Service Standard Assessment
Service	100% of Standard	95% of Standard	90% of Standard	85% of Standard
In-bound call answer speed	80% or more within 20 seconds	79.9% to 75% within 20 seconds	74.9% to 70% within 20 seconds	Less than 70% within 20 seconds
In-bound call abandoned rate	2%	2.1% to 3%	3.1% to 4%	More than 5%
Issue resolution	90% or more within 24 hours	85% or more within 24 hours	80% or more within 24 hours	Less than 80% within 24 hours
New Business Issue	4 days	4.1 to 4.5 days	4.6 to 5 days	More than 5 days
Quality of New Business	95% or more processed error free	94.9% to 90% processed error free	89.9% to 85% processed error free	Less than 85% error free
Quality of Financial Transactions	95% or more processed on trade date	94.9% to 90% processed on trade date	89.9% to 85% processed on trade date	Less than 85% processed on trade date
Non-Financial Transactions	3 days	3.1 to 3.5 days	3.6 to 4 days	More than 4 days
Quality of Non-Financial Transactions	95% or more processed error free	94.9% to 90% processed error free	89.9% to 85% process error free_	Less than 85% error free

Security Benefit will make a service standard assessment on a monthly basis. The service standard assessment for each calendar month will be the average of the percentage of standard for each service during the month. For example, the service standard assessment would be 98.125%, assuming the following percentages of standard for the month:

1. in-bound call answer speed	95%
2. in-bound call abandoned rate	100%
3. issue resolution	100%
4. new business issue	95%
5. quality of new business	100%
6. quality of financial transactions	100%
7. non-financial transactions	95%
8. quality of non-financial transactions	100%
785

The service standard assessment for the month is 785 divided by 8, which equals 98.125%.

Schedule 3 — Transition of Service Obligations to Security Benefit

Service Obligation	Target Date	Latest Transition Date
Representative Reassignments	October 1, 2000	January 31, 2001
Commission Processing	November 1, 2000	January 1, 2001
Call Center	July 9, 2001	December 31, 2001
Issue Resolution Processing	July 9, 2001	December 31, 2001
Voice Response Unit	July 9, 2001	December 31, 2001
Website transaction processing	July 9, 2001	December 31, 2001
Conversion of in-force Contracts to Security Benefit’s administrative system	July 9, 2001	December 31, 2001
New Business Processing on Security Benefit’s administrative system	July 9, 2001	December 31, 2001

The parties acknowledge that (1) in order to transfer the Service Obligations by the dates indicated, and (2) for Security Benefit to manage the business, Security Benefit must be provided access to certain computer systems of Nationwide and other support facilities must be in place. Accordingly, the parties agree to use their best efforts to accomplish the tasks set forth below by the indicated dates.

•	Access to PALLM system — As soon as reasonably possible

•	Installation of -T1” line—September 30, 2000, or as reasonably available

•	Data transmissions to Security Benefit in such form as Security Benefit may reasonably require beginning October 1, 2000

In order to facilitate the use by Security Benefit of the Nationwide computer systems to which Security Benefit will be granted access pursuant to this Agreement, Nationwide agrees as follows:

•	To provide a schedule of when the PALLM system is available, including hours of operation and planned maintenance times

•	To provide advance notice to Security Benefit of changes to the PALLM system if the changes are expected to impact Security Benefit’s ability to use such system

•	To resolve any system problems (such as system unavailability) within mutually agreed upon time frames.

In connection with the transfer of the various service obligations to Security Benefit referenced above, the parties acknowledge that issues will arise and procedures will need to be established in order to deal with them. To that end, the parties agree to negotiate in good faith to develop, when and if necessary, procedures and further standards to govern the processing of the business. Such procedures and standards may be set forth in Schedules and.’or amendments to this Agreement as the parties may from time to time mutually agree.

Schedule 4 — Selling Agreements

Schedule 5 — Payment upon Exchange

In the event of an exchange of any Current Contract for a retirement plan product issued by Nationwide or an Affiliate, thereof, Nationwide shall pay Security Benefit an amount determined as follows:

(1) the contract value of the exchanged Current Contract as of the date of the exchange, multiplied by

(2) a number equal to 96 months less the number of months since July 1, 2000 (measured from the date of exchange), multiplied by

(3) [**], divided by

(4) 12.

This payment will be made quarterly during the five year period beginning on the Closing Date. The quarterly payment will include the payment due for any such exchange effected during the preceding quarter.

ADDENDUM TO ADMINSTRATIVE SERVICES AGREEMENT BETWEEN

NATIONWIDE LIFE INSURANCE COMPANY AND SECURITY BENEFIT

LIFE INSURANCE COMPANY

This Addendum to Administrative Services Agreement (hereinafter referred to as “Addendum 1”) is made and entered into by and between Nationwide Life Insurance Company (hereinafter referred to as “Nationwide”), and Security Benefit Life Insurance Company (hereinafter referred to as “Security Benefit”) as of 1st day of April, 2021.

WHEREAS, Security Benefit provides for administrative support services of the NEA Valuebuilder Annuity program on-behalf of Nationwide as set forth in the Administrative Services Agreement dated July 1, 2000 (the “Agreement”);

WHEREAS, the Agreement requires the parties comply with all applicable laws, regulations, rules that would impact the services provided by Security Benefit;

WHEREAS, California recently passed an amendment to its existing regulations dealing with fraud and SIUs, California Code of Regulations, Title 10, Chapter 5, Subchapter 9, Article 2 (“Amended Regulation”) requiring certain terms be included in third party service contracts such as the Agreement between Nationwide and Security Benefit;

WHEREAS, the parties are amending the Agreement to add the legally mandated terms to the Agreement and ensure compliance with Amended Regulation;

NOW, THEREFORE, Nationwide agrees with Security Benefit to amend the Agreement, by agreeing to the following obligations:

I. Relationship

1.	Security Benefit must comply with all applicable provisions of the California Insurance Frauds Prevention Act and the Amended Regulation.

2.	Nationwide will monitor performance of Security Benefit’s Special Investigative Unit (“SIU”) and/or integral anti-fraud personnel duties/functions.

3.	Security Benefit will maintain a fraud detection and prevention program, in accordance with the Amended Regulation.

A. Procedures

1.

Security Benefit will maintain a fraud detection and prevention plan (“Security Benefit Plan”). Security Benefit Plan must include a plain statement of Security Benefit’s obligation to document, investigate, and report suspected insurance fraud. Security Benefit must provide and produce the following to Nationwide within twenty-one (21) business days of Nationwide’s written request:

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A.	A description of any written procedures or other methodologies used to identify claims, applications, or other transactions as following patterns or trends that may indicate possible insurance fraud;

B.	A description, by line of business, of insurance fraud patterns or trends and the procedures put in place to deter, and detect instances of, the identified patterns or trends; and

C.

A description of Security Benefit processes and activities to ensure that all integral anti-fraud personnel are identifying instances of suspected insurance fraud and referring those instances to the SIU.

B. Training

1.

Security Benefit will conduct anti-fraud training on an annual basis for all of its integral anti-fraud personnel, including, not limited to, those personnel whose duties may include the processing, investigating, or litigation pertaining to payment or denial of a claim or application for adjudication of claim or application for insurance. These personnel may include claims handlers, underwriters, policy handlers, call center staff within the claims or policy function, legal staff, and other employee classifications that perform similar duties. This training will also be provided to all new employees within ninety (90) days of commencing assigned duties in accordance with Section 2698.39 of the Amended Regulation. The requirements for the 3-level training both for integral anti-fraud personnel and SIU related personnel is set forth within Section 2698.39 of the Amended Regulation. Security Benefit must provide/produce a description of, and copies of its plans for initial and ongoing fraud education and training for integral antifraud personnel to Nationwide within twenty-one (21) business days of receiving written request pursuant to the Amended Regulation, including: (1) copies of all training materials; (2) the title and date of the anti-fraud training, instruction, or course, (3) an organizational chart of all in-scope employees; (4) identification of the topics covered; (5) a description of the process used in order to ensure the training is received; (6) the length of the training, instruction, or course, and (5) proof that the training occurred (e.g., a log of employees who completed the training, individual acknowledgements, or other evidence as reasonably determined by Security Benefit).

2.	The anti-fraud training program shall consist of three (3) levels:

(1) All newly-hired employees shall receive an anti-fraud orientation within ninety (90) days of commencing assigned duties. The orientation shall provide information regarding:

A.	the function and purpose of the SIU;

B.	an overview of fraud detection and referral of suspected insurance fraud to the SIU for investigation;

C.	a review of the Fraud Division’s insurance fraud reporting requirements;

D.	an organization chart depicting the insurer’s SIU; and

E.	SIU contact telephone numbers and email addresses.

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(2) Integral anti-fraud personnel shall receive annual anti-fraud in-service training, which shall include:

A.	review of the function and purpose of the SIU;

B.	introduction/review of the written procedures established by the SIU regarding the identification, documentation, and referral of incidents of suspected fraud to the SIU;

C.	identification and recognition of red flags or red flag events;

D.	any changes to current procedures for identifying, documenting, and referring incidents of suspected insurance fraud to the SIU;

E.	the Fraud Division’s insurance fraud reporting requirements; and

F.	introduction/review of existing and new, emerging insurance fraud trends.

(3) The SIU personnel shall receive at least five hours of continuing anti-fraud training per calendar year. The training shall include instruction in one or more of the following topics:

A.	investigative techniques;

B.	communication with the Fraud Division and authorized governmental agencies;

C.	fraud indicators;

D.	emerging fraud trends; or

E.	legal and related issues.

II. Subcontracting

If Security Benefit enters into any contract with any subcontractor to perform SIU or integral anti-fraud personnel duties or functions (as those terms are defined in Section 2698.30 of the Amended Regulations) for Security Benefit on behalf of Nationwide, Security Benefit shall require the following of its subcontractor(s):

(A) Subcontractor to provide entire agreement to the California Department of Insurance Fraud Division upon request (including a complete and executed copy of any such agreement between Security Benefit and its subcontractor, including all attachments, exhibits and amendments thereto, upon request by the Fraud Division);

(B) Subcontractor to be bound by same requirements as Security Benefit in its relationship with Nationwide;

(C) The contract with the subcontractor shall conform to the requirements set forth in subdivisions (c)(1), (c)(2), (c)(3), and (c)(4) of Section 2698.33 of the Amended Regulation; and

(D) The contract must contain a provision that, in the event any subcontractor to Security Benefit contracts with any other entity or entities to perform SIU or integral anti-fraud personnel duties or functions (as those terms are defined in Section 2698.30 of the Amended Regulations) on behalf of Nationwide, the agreement between the subcontractor and the entity so newly contracted (hereinafter a “sub-subcontractor”) shall contain the following provisions:

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1.	Sub-subcontractor to be bound by same requirements as Security Benefit and subcontractor as set forth in subdivisions (c)(1), (c)(2), (c)(3), and (c)(4) of Section 2698.33 of the Amended Regulation;

2.

Sub-subcontractor to provide entire agreement to the Fraud Division upon request (including a complete and executed copy of any such agreement between itself and any subcontractor, including all attachments, exhibits and amendments thereto); and

0.

An express provision prohibiting the sub-subcontractor from permitting or contracting with any other entity to perform the SIU or integral antifraud personnel duties or functions (as those terms are defined in Section 2698.30 of the Amended Regulations) which the sub-subcontractor has contracted with the subcontractor to ultimately perform on behalf of Nationwide.

IN WITNESS WHEREOF, Nationwide and Security Benefit have caused this Addendum to be executed by individuals authorized to act in their respective names.

For: Security Benefit Life Insurance by Company, by		For: Nationwide Life Insurance Company,

Signature:	/s/ Carmen R. Hill	Signature:	/s/ Monika Johnson
Name: Carmen R. Hill		Name: Monika Johnson
Title: Vice President, Chief Compliance Officer		Title: Associate Vice President, Operations Consulting and Support

Date: April 1, 2021		Date: April 1, 2021

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